Exhibit 99.1

Akebia Therapeutics, Inc. 245 First Street, Suite 1100 Cambridge, MA 02142 T: +1 617.871.2098 F: +1 617.871.2099 www.akebia.com

March 14, 2016

Akebia Announces Fourth Quarter and Full-Year 2015 Financial Results

-Company to Host Conference Call at 4:30 PM Eastern Time-

CAMBRIDGE, Mass. – March 14, 2016 - Akebia Therapeutics, Inc. (NASDAQ:AKBA), a biopharmaceutical company focused on delivering innovative therapies to patients through the biology of hypoxia-inducible factor (HIF), today announced financial results for the fourth quarter and full year ended December 31, 2015.

“During 2015, we successfully executed all of our clinical and corporate objectives and we are well-positioned to build on this momentum in 2016,” stated John P. Butler, President and Chief Executive Officer of Akebia. “We have continued to demonstrate the therapeutic potential of HIF stabilization and presented positive data on vadadustat in both dialysis and non-dialysis patients at major renal conferences last year. This year we plan to advance our global Phase 3 PRO2TECT program in non-dialysis dependent patients, launch our global Phase 3 INNO2VATE program in dialysis dependent patients, and initiate a Phase 1 study of AKB-6899 in oncology.”

Mr. Butler continued, “We continue to drive our global commercialization and partnering strategy for vadadustat.  Our collaboration with Mitsubishi Tanabe provides us with a strong commercial partner for vadadustat in Japan and certain other Asian countries, and confirms the potential for the product in these markets and globally.”

2015 Full-Year and Recent Corporate Highlights

•	Initiated the global Phase 3 PRO2TECT Program evaluating vadadustat in non-dialysis dependent patients with anemia related to chronic kidney disease (NDD-CKD);
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Entered into a collaboration with Mitsubishi Tanabe Pharma Corporation to develop and commercialize vadadustat in Japan and certain other countries in Asia for total milestone payments of up to $350 million, including $100 million in upfront and development payments of which $40 million was received in January 2016, in addition to tiered double-digit royalty payments;

•

Preserved access to the European market for vadadustat by prevailing in a patent dispute in which the European Patent Office confirmed that none of FibroGen, Inc.’s patent claims met the requirements for patentability and, as a result, revoked the patent in its entirety;

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Preserved access to the Japanese market for vadadustat by prevailing in a patent dispute in which the Japanese Patent Office confirmed that none of FibroGen, Inc.’s patent claims met the requirements for patentability and, as a result, the patent was narrowed to exclude vadadustat without an appeal right in Japan;

•

Presented positive results from the Phase 2b study of vadadustat in NDD-CKD at the 2015 International Society of Nephrology’s biennial World Congress of Nephrology, the ERA-EDTA Congress, and ASN Kidney Week meetings, demonstrating the potential of vadadustat to tightly control hemoglobin levels within a clinically desired range in NDD-CKD patients;

•

Presented data from the Phase 2 study of vadadustat in dialysis dependent CKD patients at the ASN Kidney Week meeting, demonstrating that vadadustat was well tolerated and maintained stable hemoglobin levels across all three dosing regimen cohorts following conversion from recombinant erythropoiesis-stimulating agent therapy;

•	Opened an oncology Investigational New Drug (IND) application for AKB-6899, the company’s second HIF-prolyl-hydroxylase inhibitor, with the U.S. Food and Drug Administration;
•	Raised an aggregate of approximately $144 million, net, through public offerings of common stock during 2015 and through January 2016; and
•	Added Ramin Farzaneh-Far, M.D., Vice President of Medical Research, formerly Director of Cardiovascular Research at Gilead, Inc., to the senior management team.

Financial Results

Akebia reported a net loss of ($19.9) million, or ($0.66) per share, for the fourth quarter of 2015. Net loss for the fourth quarter of 2014 was ($10.4) million or ($0.52) per share.

Akebia reported a net loss for the full year of 2015 of ($60.7) million, or ($2.29) per share. Net loss for the full year of 2014, which includes accretion on preferred stock of $86.9 million through March 25, 2014, the date of the Company’s initial public offering, was ($123.9) million or ($8.04) per share.

Research and development expenses were $14.2 million for the fourth quarter of 2015 compared to $6.4 million for the fourth quarter of 2014. Research and development expenses were $43.0 million for the full year of 2015 compared to $23.3 million for the full year of 2014. The increase in both periods is primarily attributable to costs related to the initiation of the PRO2TECT Phase 3 program.  Research and development expenses in both periods were further increased by drug development costs for AKB-6899 and personnel-related costs due to additional headcount.

General and administrative expenses were $5.8 million for the fourth quarter of 2015 compared to $4.2 million for the fourth quarter of 2014. General and administrative expenses were $18.5 million for the full year of 2015 compared to $14.7 million for the full year of 2014. The increase in general and administrative expenses for both periods is primarily related to increased personnel-related costs due to additional headcount, facility related costs and commercial planning costs.

The Company’s cash used in operations during the fourth quarter of 2015 was $22.9 million, an increase of $13.7 million from $9.2 million for the same period of 2014. The Company’s cash used in operations during the full year of 2015 was $52.4 million, an increase of $24.9 million from $27.5 million for the same period of 2014. The Company ended 2015 with cash, cash equivalents and available for sale securities of $138.5 million and expects its existing cash resources, together with the net proceeds from the follow-on public offering in January 2016 and the funds received in January 2016 from Mitsubishi Tanabe, to support operations through at least the second quarter of 2017.

Conference Call to Discuss Full Year 2015 Financial Results

Akebia management will host a conference call to review the results beginning at 4:30 pm Eastern Time today, Monday, March 14, 2016. A live audio webcast of the presentation will be available on the company's website at http://ir.akebia.com/events.cfm. An archived presentation will be available for 90 days.

To access the conference call, follow these instructions:

Dial: (877) 458-0977 (U.S.); (484) 653-6724 (international)
Conference ID: 67706535

About Akebia Therapeutics

Akebia Therapeutics, Inc. is a biopharmaceutical company headquartered in Cambridge, Massachusetts, focused on delivering innovative therapies to patients with kidney disease through hypoxia-inducible factor (HIF) biology. Akebia has completed Phase 2 development of its lead product candidate, vadadustat (formerly AKB-6548), an oral therapy for the treatment of anemia related to chronic kidney disease (CKD) in both non-dialysis and dialysis patients.  Enrollment in the PRO2TECT Phase 3 program in non-dialysis commenced in late 2015 and the INNO2VATE Phase 3 program in dialysis-dependent CKD patients is expected to commence in 2016. For more information, please visit our website at www.akebia.com.

Forward-Looking Statements

This press release includes forward-looking statements. Such forward-looking statements include those about Akebia’s strategy, future plans and prospects, including statements regarding the potential indications and benefits of vadadustat, the timing of the INNO2VATE and PRO2TECT clinical programs, and the commencement of clinical development for AKB-6899. The words “anticipate,” “appear,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Each forward-looking statement is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statement, including the risk that existing preclinical and clinical data may not be predictive of the results of ongoing or later clinical trials; the ability of Akebia to successfully complete the clinical development of vadadustat; the funding required to develop Akebia’s product candidates and operate the company, and the actual expenses associated therewith; the cost of the Phase 1 study of AKB-6899 and the Phase 3 studies of vadadustat and the availability of financing to cover such costs; the timing and content of decisions made by the FDA and other regulatory authorities; the rate of enrollment in clinical studies of vadadustat and AKB-6899; the actual time it takes to prepare for and initiate clinical studies; the success of competitors in developing product candidates for diseases for which Akebia is currently developing its product candidates; and Akebia’s ability to obtain, maintain and enforce patent and other intellectual property protection for vadadustat. Other risks and uncertainties include those identified under the heading “Risk Factors” in Akebia’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, and other filings that Akebia may make with the Securities and Exchange Commission in the future. Akebia does not undertake, and specifically disclaims, any obligation to update any forward-looking statements contained in this press release.

Tables Follow:

AKEBIA THERAPEUTICS, INC.

Consolidated Statements of Operations

(in thousands except share and per share data)

(unaudited)

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014
Operating expenses:
Research and development	$14,244	$6,399	$43,016	$23,263
General and administrative	5,806	4,208	18,497	14,677
Total operating expenses	20,050	10,607	61,513	37,940
Operating loss	(20,050)	(10,607)	(61,513)	(37,940)
Other income, net	193	237	797	906
Net loss	$(19,857)	$(10,370)	$(60,716)	$(37,034)
Reconciliation of net loss to net loss applicable to common stockholders:
Net loss	$(19,857)	$(10,370)	$(60,716)	$(37,034)
Accretion on preferred stock	—	—	—	(86,899)
Net loss applicable to common stockholders	$(19,857)	$(10,370)	$(60,716)	$(123,933)
Net loss per share applicable to common stockholders—basic and diluted	$(0.66)	$(0.52)	$(2.29)	$(8.04)
Weighted-average number of common shares used in net loss per share applicable to common stockholders—basic and diluted	30,309,251	19,815,141	26,469,170	15,406,386

AKEBIA THERAPEUTICS, INC.

Selected Balance Sheet Data

(in thousands)

(unaudited)

	December 31, 2015	December 31, 2014
Cash, cash equivalents and available for sale securities	$138,454	$108,918
Working capital	129,149	103,595
Total assets	142,940	110,995
Total stockholders’ equity	130,998	104,078

Investors:

Argot Partners
Susan Kim

+1 212.600.1902

Susan@argotpartners.com

Media:

Argot Partners

Elizabeth Schleifstein

+1 917.763.8106

Eliza@argotpartners.com

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